FOR IMMEDIATE RELEASE                  Contact: Cedric W. Burgher
---------------------                           Halliburton, Investor Relations
May 15, 2002                                    (713) 676-4608

                                                Wendy Hall
                                                Halliburton, Public Relations
                                                (713) 676-5227


      HALLIBURTON 2002 SHAREHOLDERS' MEETING AND SECOND QUARTER DIVIDEND


         DALLAS, Texas - At Halliburton Company's (NYSE: HAL) annual meeting of shareholders in Dallas today, the shareholders elected all 12 nominees to the board of directors, approved the adoption of an employee stock purchase plan and voted against a shareholder proposal.

Shareholders re-elected Robert L. Crandall, Kenneth T. Derr, Charles J. DiBona, Lawrence S. Eagleburger, W. R. Howell, Ray L. Hunt, David J. Lesar, Aylwin B. Lewis, J. Landis Martin, Jay A. Precourt, Debra L. Reed and C. J. Silas. Lord Clitheroe, a director since 1987, retired from the board immediately prior to the shareholders' meeting.

At the board of directors' meeting following the shareholders' meeting, the board declared a second quarter dividend of 12.5 cents per share on the company's common stock payable June 27, 2002 to shareholders of record at the close of business on June 6, 2002.

Halliburton Company, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves sits customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.



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